FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

July 30, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is July 30, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that initial sampling has confirmed the presence of widespread gold-silver mineralization on its El Tambo Property, Cordillera del Condor Project, Peru.

Item 5.	Full Description of Material Change

The Issuer reports that initial sampling has confirmed the presence of widespread gold – silver mineralization on its El Tambo Property, Cordillera del Condor Project, Peru.

The average of all samples collected to date (N=155), including unaltered rock for comparison purposes, is 1.71 g/t Au. The area forms the geological extension of the prolific Ecuadorian Cordillera del Condor District and El Tambo represents just a small portion of the Issuer’s dominant, circa-700-sq. km land package where the Company enjoys first mover status (Figure 1).

Figure 1: LandSat image of a portion of the Issuer’s extensive Cordillera del Condor land position (in yellow) and location of emergent Ecuadorian Gold –Copper Districts.

The results range from barren rock to 52 g/t gold.  35 samples of obviously mineralized structures and veins range from anomalous to 52 g/t Au and average 16.38 g/t gold and 83 g/t silver.  The majority of the results represent 2 metre continuous chip samples which repeat and expand upon previous limited sampling by AngloGold Ashanti.

The Issuer has recently commenced an aggressive $7 million dollar exploration campaign and is highly encouraged by results to date – there has been no prior drill testing at El Tambo.

Associated base metals (copper up to 3.4%, lead up to 6.16%, and zinc 20%) and pathfinder elements are all anomalous (As, Bi, Hg, Mn & Sb) and suggestive of a significant metal bearing system with geochemical similarities to Aurelian Gold’s Fruta del Norte deposit some 20 kilometres to the north.

Project Background

Current exploration studies by the Issuer clearly demonstrate the area is an immediate extension of the prolific Ecuadorian precious and base metal district – host to the Mirador Porphyry District (combined mineral inventory of 25.4 billion contained lbs. copper, 4.5 million oz. gold and 30 million oz. silver), Fruta del Norte (inferred resource of 13.2M oz contained gold) as well as the Chinapintza and Nambija Gold Districts (Figure 1 & 2).

The Issuer’s exploration program will screen the large, highly prospective land package using a combination proven ‘mine-finding’ geochemical and airborne geophysical techniques. The Issuer’s objective is to define first order drill targets for testing later in the year.

The Company presently has 60 people in the field.

Figure 2 (across): Summary and simplified targeting map of Peruvian extension of Cordillera del Condor belt.

Qualified Person and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  Mr. Cruise is not independent of the Company as he is a shareholder.

The work programs for the Issuer’s project were designed by, and are supervised by Mark D. Cruise and Dr. Paul Klipfel (geological consultants), who together are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Vancouver, for assay.  ACMEs quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Dorato personnel in order to independently assess analytical accuracy. Finally, representative blind duplicate samples are routinely forwarded to ACME and an ISO compliant third party laboratory for additional quality control.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated property acquisitions, exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Anton J. Drescher, President

Business Telephone No.:  (604) 408-7488

Item 9.	Date of Report

August 1, 2008